UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)1

ESB FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

26884F 10 2

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)
☐   Rule 13d-1(c)
☐   Rule 13d-1(d)

 __________________________

     1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 26884F 10 2	13G/A	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ESB Financial Corporation Employee Stock Ownership Plan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 200,569
	6.	SHARED VOTING POWER 2,811,955
	7.	SOLE DISPOSITIVE POWER 200,569
	8.	SHARED DISPOSITIVE POWER 2,811,955
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,012,524
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0%
12.	TYPE OF REPORTING PERSON EP

CUSIP NO. 26884F 10 2	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

ESB Financial Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

Item 2(a).	Name of Person Filing:

ESB Financial Corporation Employee Stock Ownership Plan Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

Item 2(c).	Citizenship:

Pennsylvania

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

26884F 10 2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

(f)         ☒       An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 26884F 10 2	13G/A	Page 4 of 6 Pages

Item 4.            Ownership.

(a)	Amount beneficially owned:
3,012,524 shares of Common Stock

(b)	Percent of class: 17.0% (based on 17,729,105 shares of Common Stock issued and outstanding as of December 31, 2013)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 200,569
(ii)	Shared power to vote or to direct the vote 2,811,955
(iii)	Sole power to dispose or to direct the disposition of 200,569
(iv)	Shared power to dispose or to direct the disposition of 2,811,955

The ESB Financial Corporation Employee Stock Ownership Plan Trust (the “ESOP”) or the “Reporting Person”) is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the benefit of participating employees and their beneficiaries.  The reporting person’s assets are held in trust by the trustee,  Mario J. Manna (the “Plan Trustee”).  The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the ESOP as of December 31, 2013.  As of December 31, 2013, 2,811,955 shares of Common Stock held in the ESOP were allocated to individual accounts established for participating employees and their beneficiaries and 200,569 shares of Common Stock held in the ESOP were unallocated.  Under the terms of the ESOP, the Plan Trustee will generally vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees, and allocated shares for which employees do not give instructions will generally be voted in the same ratio on any matter as to those shares for which instructions are given.  Unallocated shares held in the ESOP will be voted by the Plan Trustee in accordance with its fiduciary duties as trustee.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the Reporting Person owns more than 5% of the class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the Reporting Person to acquire Common Stock.

CUSIP NO. 26884F 10 2	13G/A	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the Reporting Person is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the Reporting Person is not a member of a group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 26884F 10 2	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustee is the beneficial owner of any securities covered by this report, and the Plan Trustee expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

ESB FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

January 23, 2014	By:	/s/Mario J. Manna
Mario J. Manna, Trustee